Exhibit 99.1

TowerJazz Announces Records in Revenues,
Margins, EBITDA and Free Cash Flow for the
Second Quarter and First Half of 2017

MIGDAL HAEMEK, ISRAEL – August 3, 2017 – TowerJazz (NASDAQ & TASE: TSEM) today reported its results for the second quarter ended June 30, 2017.

Highlights of the Second Quarter of 2017

•	Record revenues of $345 million, up 13% year over year
•	Record gross profit of $91 million, up 25% year over year
•	Record operating profit of $57 million, up 43% year over year
•	Record EBITDA of $108 million, up 24% year over year
•	Net profit of $50 million, up 30% year over year; Basic earnings per share of $0.52 as compared with $0.45 in the second quarter of 2016; and
•	Record free cash flow of $43 million, with cash from operations of $84 million.

CEO Commentary

Mr. Russell Ellwanger, Chief Executive Officer of TowerJazz, commented, “Our second quarter of 2017 presented again strong and incremental business and financial performance, having achieved 26% year over year organic revenue growth resulting in an annual net profit run rate of $200 million. We remain focused and attentive to the needs of our broad customer base, working to provide full circle value creation built upon our market leading specialty technology offerings, and hence guide further growth for our third quarter of 2017.”

Second Quarter Results Overview

Revenues for the second quarter of 2017 were a record $345 million, reflecting 13% growth as compared to $305 million in the second quarter of 2016. For the second quarter of 2017, our organic growth, excluding Panasonic and Maxim long term committed contracts, was 26% as compared to the second quarter of 2016.

Gross profit for the second quarter of 2017 was a record $91 million, an increase of 25% as compared to $73 million in the second quarter of 2016. Operating profit was a record $57 million for the second quarter of 2017, demonstrating an increase of 43%, as compared to $40 million reported in the second quarter of 2016.

EBITDA for the second quarter of 2017 was a record $108 million, at a margin of 31%, as compared to $87 million, at a margin of 29%, in the second quarter of 2016.

Net profit for the second quarter of 2017 was $50 million, a 30% increase as compared to $38 million in the second quarter of 2016, resulting in net margin of 14.5% vs. 12.6%, respectively; $0.52 basic earnings per share vs. $0.45, respectively; and $0.49 diluted earnings per share vs. $0.40, respectively. Net profit for the second quarter of 2016 included $10 million net gain from the acquisition of the San Antonio fabrication facility and $7 million financing cost resulted from the early repayment of the Israeli banks’ loans.

Free cash flow for the quarter was a record of $43 million, with $84 million positive cash flow from operations and $41 million investments in fixed assets, net. The other main cash activities during the second quarter of 2017 were comprised of the following: $14 million received from the exercise of warrants and options and $6 million debt repayments. Cash, cash equivalents and short term deposits as of June 30, 2017 were at a record of $484 million with $341 million of debt outstanding principal amount. Net cash (cash and short-term deposits less debt par value) as of June 30, 2017, totaled to a record of $143 million as compared to net cash of $86 million as of March 31, 2017 and $37 million as of December 31, 2016.

Shareholders' equity as of June 30, 2017 was a record of $814 million, as compared to $746 million as of March 31, 2017 and to $683 million as of December 31, 2016.

As compared to the first quarter of 2017, second quarter revenues increased by $15 million, which resulted in EBITDA and net profit growth of $7 million and $5 million, respectively, representing incremental margins of 49% and 30%, respectively.

First Half Results Overview

Revenues for the 2017 first half were a record of $675 million, reflecting 16% growth as compared to $583 million for the first half of 2016.

Gross and operating profit for the first half of 2017 were a record of $176 million and $110 million, respectively, increased as compared to $134 million and $71 million, respectively, in the first half of 2016.

EBITDA for the first half of 2017 totaled to a record of $209 million, or 31% EBITDA margin, representing 27% increase as compared with $165 million, or 28% EBITDA margin, in the first half of 2016.

Net profit for the first half of 2017 was $96 million, or $1.00 in basic earnings per share. Net profit for the first half of 2016 was $104 million, or $1.22 basic earnings per share and included $51 million gain from the acquisition of San Antonio fab and $7 million non-cash financing expenses relating to the Israeli banks loans early repayment.

Free cash flow for the first half of 2017 was a record of $84 million, with a record $166 million positive cash flow from operations and $82 million investments in fixed assets, net. The other main cash activities during the first half of 2017 were comprised of the following: $27 million received from the exercise of warrants and options; $17 million debt repayments; a positive $4 million due to the effect of the Japanese Yen exchange rate on the cash balance; and a TPSCo dividend to Panasonic of $4 million.

Business Outlook

TowerJazz expects revenues for the third quarter of 2017 ending September 30, 2017 to be $355 million with an upward or downward range of 5%, representing 9% year over year revenue growth as compared to the third quarter of 2016.

Teleconference and Webcast

TowerJazz will host an investor conference call today, August 3, 2017, at 10:00 a.m. Eastern time (9:00 a.m. Central time, 8:00 a.m. Mountain time, 7:00 a.m. Pacific time and 5:00 p.m. Israel time) to discuss the Company’s financial results for the second quarter 2017 and its outlook. This call will be webcast and can be accessed via TowerJazz’s website at www.towerjazz.com., or by calling: 1-888-668-9141 (U.S. Toll-Free), 03-918-0609 (Israel), +972-3-918-0609 (International).  For those who are not available to listen to the live broadcast, the call will be archived for 90 days.

The Company presents its financial statements in accordance with U.S. GAAP.  The financial information included in the tables below includes unaudited condensed financial data. Some of the financial information in this release, which we describe in this release as “adjusted financial measures”, is non-GAAP financial measures as defined in Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our Company. These adjusted financial measures are calculated excluding one or more of the following: (1) amortization of acquired intangible assets; (2) compensation expenses in respect of equity grants to directors, officers and employees; (3) gain from acquisition, net;(4) financing cost resulted from banks loans early repayment and (5) Nishiwaki Fab restructuring and impairment cost (income), net;. These adjusted financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the adjusted financial measures, as well as a reconciliation between the adjusted financial measures and the comparable GAAP financial measures. As used and/ or presented in this release, as well as calculated in the tables herein, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of net profit, according to U.S. GAAP, excluding gain from acquisition, net, interest and other financing expense, net, other income, net, taxes, non-controlling interest, depreciation and amortization expense, stock based compensation expense, acquisition related costs and Nishiwaki Fab restructuring and impairment cost (income), net. EBITDA is reconciled in the tables below from GAAP operating profit. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA and the adjusted financial information presented herein should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. The term Net Cash, as used and/ or presented in this release, is comprised of the outstanding principal amount of bank loans (in the amounts of $161 million, $166 million and $166 million as of June 30, 2017, March 31, 2017 and December 31, 2016, respectively) and the outstanding principal amount of debentures (in the amounts of $180 million, $180 million and $186  million as of June 30, 2017, March 31, 2017 and December 31, 2016, respectively), less cash, cash equivalents and short-term deposits (in the amounts of $484 million, $432 million and $389 million as of June 30, 2017, March 31, 2017 and December 31, 2016, respectively). The term Net Cash is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for cash, debt, operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP. In addition, the term Free Cash Flow, as used and/ or presented in this release, is calculated to be cash from operating activities as this term is defined by GAAP (in the amounts of $84 million, $82 million and $82 million for the three months periods ended June 30, 2017, March 31, 2017 and June 30, 2016, respectively) less cash for investments in property and equipment, net (in the amounts of $41 million, $40 million and $54 million for the three months periods ended June 30, 2017, March 31, 2017 and June 30, 2016, respectively). The term Free Cash Flow is not a required GAAP financial measure, may not be comparable to a similarly titled measure employed by other companies and should not be considered in isolation or as a substitute for operating profit, net profit or loss, cash flows provided by operating, investing and financing activities, per share data or other profit or cash flow statement data prepared in accordance with GAAP.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm). For more information, please visit www.towerjazz.com.

CONTACTS:
Noit Levy-Karoubi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Gavriel Frohwein, (646) 688 3559 | towerjazz@gkir.com

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) demand in our customers’ end markets; (ii) over demand for our foundry services and/or products that exceeds our capacity; (iii) maintaining existing customers and attracting additional customers, (iv) high utilization and its effect on cycle time, yield and on schedule delivery which may cause customers to transfer their product(s) to other fabs, (v) operating results fluctuate from quarter to quarter making it difficult to predict future performance, (vi) impact of our debt and other liabilities on our financial position and operations, (vii) our ability to successfully execute acquisitions, integrate them into our business, utilize our expanded capacity and find new business, (viii) fluctuations in cash flow, (ix) our ability to satisfy the covenants stipulated in our agreements with our lender banks and bondholders (as of June 30, 2017 we are in compliance with all such covenants included in our banks’ agreements, bond G indenture and others), (x) pending litigation, including the shareholder class actions that were filed against the Company, certain officers, its directors and/or its external auditor in the US and Israel, following a short sell thesis report issued by a short-selling focused firm, which has been dismissed and closed in the US and is still pending in Israel; (xi) our majority stake in TPSCo and our acquisition of the San Antonio fabrication facility by TowerJazz Texas (“TJT”), including new customer engagements, qualification and production ramp-up, (xii) the closure of TJP within the scope of restructuring our activities and business in Japan, settling any future claims or potential claims from third parties, (xiii) meeting the conditions set in the approval certificates received from the Israeli Investment Center under which we received a significant amount of grants in past years, (xiv) receipt of orders that are lower than the customer purchase commitments, (xv) failure to receive orders currently expected, (xvi) possible incurrence of additional indebtedness, (xvii) effect of global recession, unfavorable economic conditions and/or credit crisis, (xviii) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xix) possible situations of obsolete inventory if forecasted demand exceeds actual demand when we manufacture products before receipt of customer orders, (xx) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (xxi) the execution of debt re-financing and/or fundraising to enable the service of our debt and/or other liabilities, (xxii) operating our facilities at high utilization rates which is critical in order to cover a portion or all of the high level of fixed costs associated with operating a foundry, and our debt, in order to improve our results, (xxiii) the purchase of equipment to increase capacity, the timely completion of the equipment installation, technology transfer and raising the funds therefor, (xxiv) the concentration of our business in the semiconductor industry, (xxv) product returns, (xxvi) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xxvii) competing effectively, (xxviii) use of outsourced foundry services by both fabless semiconductor companies and integrated device manufacturers; (xxix) achieving acceptable device yields, product performance and delivery times, (xxx) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xxxi) retention of key employees and recruitment and retention of skilled qualified personnel, (xxxii) exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen) and interest rate fluctuations and risks associated with doing business locally and internationally, as well fluctuations in the market price of our traded securities, (xxxiii) issuance of ordinary shares as a result of conversion and/or exercise of any of our convertible securities, as well as any sale of shares by any of our shareholders, or any market expectation thereof, which may depress the market price of our ordinary shares and may impair our ability to raise future capital, (xxxiv) meeting regulatory requirements worldwide, including environmental and governmental regulations; and (xxxv) business interruption due to fire and other natural disasters, the security situation in Israel and other events beyond our control such as power interruptions.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

#   #   #

(Financial tables follow)

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	June 30,	March 31,	December 31,
	2017	2017	2016
	(unaudited)	(unaudited)
A S S E T S

CURRENT ASSETS
Cash, cash equivalents and short-term deposits	$483,603	$432,113	$389,377
Trade accounts receivable	150,731	133,539	141,048
Inventories	139,010	140,734	137,532
Other current assets	34,391	27,235	30,041
Total current assets	807,735	733,621	697,998

LONG-TERM INVESTMENTS	27,291	26,661	25,624

PROPERTY AND EQUIPMENT, NET	628,279	629,554	616,686

INTANGIBLE ASSETS, NET	23,848	26,164	28,129

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	4,355	4,403	4,447

TOTAL ASSETS	$1,498,508	$1,427,403	$1,379,884

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short-term debt	$55,295	$43,331	$48,084
Trade accounts payable	95,328	104,084	99,262
Deferred revenue and customers' advances	25,689	24,945	26,169
Other current liabilities	78,051	65,469	73,600
Total current liabilities	254,363	237,829	247,115

LONG-TERM DEBT	297,609	303,152	296,144

LONG-TERM CUSTOMERS' ADVANCES	29,061	34,369	41,874

LONG-TERM EMPLOYEE RELATED LIABILITIES	14,652	14,447	14,176

DEFERRED TAX LIABILITY AND OTHER LONG-TERM LIABILITIES	88,808	91,715	97,961

TOTAL LIABILITIES	684,493	681,512	697,270

TOTAL SHAREHOLDERS' EQUITY	814,015	745,891	682,614

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,498,508	$1,427,403	$1,379,884

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	June 30,	March 31,	June 30,
	2017	2017	2016

REVENUES	$345,059	$330,080	$305,003

COST OF REVENUES	253,998	245,312	232,275

GROSS PROFIT	91,061	84,768	72,728

OPERATING COSTS AND EXPENSES:

Research and development	16,432	15,768	16,030
Marketing, general and administrative	17,238	16,237	16,520

	33,670	32,005	32,550

OPERATING PROFIT	57,391	52,763	40,178

INTEREST EXPENSE, NET	(2,070)	(2,211)	(2,997)

OTHER FINANCING EXPENSE, NET	(1,053)	(2,018)	(7,528)	(a)

GAIN FROM ACQUISITION, NET	--	--	10,158	(a)

OTHER INCOME, NET	142	511	4,362

PROFIT BEFORE INCOME TAX	54,410	49,045	44,173	(a)

INCOME TAX EXPENSE	(2,683)	(1,999)	(3,826)

PROFIT BEFORE NON CONTROLLING INTEREST	51,727	47,046	40,347	(a)

NON CONTROLLING INTEREST	(1,710)	(1,537)	(1,861)

NET PROFIT	$50,017	$45,509	$38,486	(a)

BASIC EARNINGS PER SHARE	$0.52	$0.48	$0.45	(a)

Weighted average number of shares	96,365	93,900	86,300

DILUTED EARNINGS PER SHARE	$0.49	$0.45	$0.40	(a)

Net profit used for diluted earnings per share	$52,217	$47,666	$40,556	(a)

Weighted average number of shares	105,648	104,915	100,163

(a)	Three months ended June 30, 2016 included $10,158 net gain from acquisition of TJT and $6,653 financing cost resulted from banks loans early repayment.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars and share count in thousands, except per share data)

	Six months ended
	June 30,
	2017	2016

REVENUES	$675,139	$583,046

COST OF REVENUES	499,310	448,971

GROSS PROFIT	175,829	134,075

OPERATING COSTS AND EXPENSES:

Research and development	32,200	31,267
Marketing, general and administrative	33,475	32,443
Nishiwaki Fab restructuring and impairment cost (income), net	--	(627)

	65,675	63,083

OPERATING PROFIT	110,154	70,992

INTEREST EXPENSE, NET	(4,281)	(6,355)

OTHER FINANCING EXPENSE, NET	(3,071)	(11,497)	(b)

GAIN FROM ACQUISITION, NET	--	51,298	(b)

OTHER INCOME, NET	653	4,362

PROFIT BEFORE INCOME TAX	103,455	108,800	(b)

INCOME TAX EXPENSE	(4,682)	(3,905)

PROFIT BEFORE NON CONTROLLING INTEREST	98,773	104,895	(b)

NON CONTROLLING INTEREST	(3,247)	(465)

NET PROFIT	$95,526	$104,430	(b)

BASIC EARNINGS PER SHARE	$1.00	$1.22	(b)

Weighted average number of shares	95,139	85,410

DILUTED EARNINGS PER SHARE	$0.95	$1.09	(b)

Net profit used for diluted earnings per share	$99,883	$108,556	(b)

Weighted average number of shares	105,288	99,546

(b)	Six months ended June 30, 2016 included $51,298 net gain from acquisition of TJT and $6,653 financing cost resulted from banks loans early repayment.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF CERTAIN FINANCIAL DATA
(dollars and share count in thousands, except per share data)

	T h r e e m o n t h s e n d e d
	June 30,	March 31,	June 30,
	2017	2017	2016

RECONCILIATION FROM GAAP NET PROFIT TO ADJUSTED NET PROFIT:

GAAP NET PROFIT	$50,017	$45,509	$38,486
Stock based compensation	2,319	2,098	2,532
Amortization of acquired intangible assets	2,246	2,336	2,395
Financing cost resulted from banks loans early repayment	--	--	6,653
Gain from San Antonio acquisition, net	--	--	(10,158)

ADJUSTED NET PROFIT	$54,582	$49,943	$39,908

ADJUSTED NET PROFIT PER SHARE:
Basic	$0.57	$0.53	$0.46
Diluted	$0.54	$0.50	$0.42
Fully diluted, see (c) below	$0.53	$0.49	$0.39

ADJUSTED NET PROFIT USED TO CALCULATE PER SHARE DATA:
Basic	$54,582	$49,943	$39,908
Diluted	$56,782	$52,100	$41,978
Fully diluted	$56,782	$52,100	$41,978

NUMBER OF SHARES AND OTHER SECURITIES USED TO CALCULATE PER SHARE DATA:
Basic	96,365	93,900	86,300
Diluted	105,648	104,915	100,163
Fully diluted, see (c) below	107,375	107,245	107,056

EBITDA CALCULATION:

GAAP OPERATING PROFIT	$57,391	$52,763	$40,178
Cost of revenue:
Depreciation of fixed assets	46,360	43,819	41,910
Stock based compensation	587	678	1,160
Amortization of acquired intangible assets	2,058	2,148	2,207
Research and development:
Stock based compensation	576	539	533
Marketing, general and administrative:
Stock based compensation	1,156	881	839
Amortization of acquired intangible assets	188	188	188

EBITDA	$108,316	$101,016	$87,015

(c)	Fully diluted share count as of June 30, 2017 presented above includes all issued and outstanding securities; outstanding ordinary share count as of June 30, 2017 is 97,893 thousands.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED SOURCES AND USES REPORT (UNAUDITED)
(dollars in thousands)

	Six months ended		T h r e e m o n t h s e n d e d
	June 30,	June 30,	June 30,	March 31,	June 30,
	2017	2016	2017	2017	2016

Cash and short-term deposits - beginning of period	$389,377	$205,575	$432,113	$389,377	$244,577

Cash from operations	166,434	159,223	84,294	82,140	81,781
Investments in property and equipment, net	(81,660)	(111,856)	(41,312)	(40,348)	(54,323)
Exercise of warrants and options, net	27,010	6,241	14,254	12,756	360
Debt received (repaid), net	(17,460)	34,190	(5,655)	(11,805)	27,444
Effect of Japanese Yen exchange rate change over cash balance	4,280	20,252	(91)	4,371	11,223
TPSCo dividend to Panasonic	(4,378)	(2,563)	--	(4,378)	--

Cash and short-term deposits - end of period	$483,603	$311,062	$483,603	$432,113	$311,062

Free Cash Flow	$84,774	$47,367	$42,982	$41,792	$27,458

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(dollars in thousands)

	Three months ended
	June 30,	June 30,
	2017	2016

CASH FLOWS - OPERATING ACTIVITIES

Net profit for the period	$51,727	$40,347

Adjustments to reconcile net profit for the period
to net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation and amortization	52,389	48,117
Effect of indexation, translation and fair value measurement on debt	4,873	6,700
Other income, net	(142)	(4,362)
Gain from acquisition, net	--	(10,158)
Changes in assets and liabilities:
Trade accounts receivable	(17,242)	(1,916)
Other current assets	(7,307)	(5,476)
Inventories	1,688	(6,300)
Trade accounts payable	(6,530)	130
Deferred revenue and customers' advances	(4,564)	8,294
Other current liabilities	12,866	11,194
Long-term employee related liabilities	(234)	(143)
Deferred tax liability, net	(3,230)	(4,646)
Net cash provided by operating activities	84,294	81,781

CASH FLOWS - INVESTING ACTIVITIES

Investments in property and equipment, net	(41,312)	(54,323)
Deposits and other long-term investments, net	--	19,600
Net cash used in investing activities	(41,312)	(34,723)

CASH FLOWS - FINANCING ACTIVITIES

Debt received (repaid), net	(5,655)	27,444
Exercise of warrants and options, net	14,254	360
Net cash provided by (used in) financing activities	8,599	27,804

EFFECT OF FOREIGN CURRENCY EXCHANGE RATE CHANGE	(91)	11,623

INCREASE IN CASH AND SHORT-TERM DEPOSITS	51,490	86,485
CASH AND SHORT-TERM DEPOSITS - BEGINNING OF PERIOD	432,113	224,577

CASH AND SHORT-TERM DEPOSITS - END OF PERIOD	$483,603	$311,062